Broke Out Inc.

83 High Street, Stony Stratford

Milton Keynes

United Kingdom, MK11 1AT

April 7, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re:	Broke Out Inc.

Registration Statement on Form S-1

Filed February 27, 2015

File No. 333-202337

Dear John Reynolds:

I write on behalf of Broke Out Inc., (the “Company”) in response to Staff’s letter of March 26, 2015, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed February 27, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to this comment, there are no written communications responsive to this request.

Cover Page

2. Please advise us if you retain the right to extend the offering period beyond 9 months.

In response to this comment, the Company does not retain the right to extend the offering period beyond 9 months.

Summary, page 4

3. We note the statement on page 4 that Mr. Draper “started the business on December 12, 2013 when he purchased a computer, started working on product designs and the company’s website.” We also note your website describes the company as “Est 1985.” Please advise us of the reason for the apparent inconsistency.

In response to this comment, “Est 1985” is purely for marketing purposes. Mr. Draper was born/established in 1985. The Company sells customized t-shirts with an “Est” date to signify when the customer “Broke Out” – it is a simply branding/marketing mechanism.

Risk Factors, page 6

4. Mr. Draper and Ms. Burgin appear to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your two directors, or advise.

In response to this comment, the Company added a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against the Company’s foreign directors.

Dilution, page 20

5. We note the tables under your Use of Proceeds heading that assume 100%, 75%, 50% and 25% of the offering. Please revise your dilution disclosure to include a table that depicts the dilution to investors under each of these scenarios. Please also be advised that the historical net tangible book value as of December 31, 2014 should exclude any goodwill or other intangible assets, and your net tangible book value after the offering should be based on the net proceeds after deducting the estimated offering expenses of $10,000.

In response to this comment, the Company added a table under dilution disclosure that depicts the dilution to investors under each of 4 scenarios.

Procedures for Subscribing, page 24

6. We note that there will be a minimum investment amount for a single investor of $300 for 75,000 shares. Please clarify whether you reserve the right to waive the minimum investment requirement or whether subscription for less than the minimum investment will automatically be rejected.

In response to this comment, the Company clarified that subscriptions for less than $300 will automatically be rejected.

Description of Business, page 27

7. We note the statement on page 28 that “[p]roduction is currently outsourced.” Please disclose the parties and terms of the arrangements.

In response to this comment, the Company’s production is outsourced to Gone Retro on a purchase order basis for merchandise. The Company does not have a formal agreement in place for outsourcing.

Financial Statements, page 34

Report of Independent Registered Public Accounting Firm, page F-1

8. We note the statement in the audit report that your independent accountant conducted its audits in accordance with auditing standards generally accepted in the United States of America. Please confirm to us that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, if so, please obtain a revised audit report that includes this statement.

In response to this comment, the auditors have updated their opinion to correct the wording.

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Consolidated Statements of Operations, page F-3

9. Based on your current revenue recognition disclosure on page F-7 it appears that you record third party sales on a gross basis and related party sales on a net basis. As such, please revise the cost of goods sold description to clearly identify that this line item only relates to your third party sales in order to provide information to the financial statement reader regarding the different margins realized by the entity.

In response to this comment, the Company has updated the Consolidated Statement of Operations to clearly show Cost of Goods Sold relate to the third party.

Notes to Consolidated Financial Statements, page F-6

10. We note that your total assets of $51,847 as of December 31, 2014 include property & equipment, net of $19,602 and intangibles, net of $7,595. Please revise to include footnotes to your financial statements for these two significant assets.

In response to this comment, the Company has added additional information for the two significant assets in the footnotes.

11. Please revise to add a footnote to your financial statements that clearly describes the composition of the cost of goods sold line item reported in your statements of operations. To the extent that your related party revenue is presented net of cost of sales (page F-7), also clarify in your footnote disclosure that the cost of goods sold reported on your income statement does not include the cost of sales that are deducted to arrive at related party revenue.

In response to this comment,  the Company has added additional information that further describes the composition of the cost of goods sold line item reported in the consolidated statements of operations and additional information that the cost of goods sold in reported on our consolidated income statement does not include the cost of sales that are deducted to arrive at the related party revenue.

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

12. We note the disclosure of your revenue recognition policy for both third party revenue and related party sales. Please expand your disclosures to clearly describe your policy for each revenue source, including your basis for presenting related party revenues on a net versus gross basis to the extent applicable. Also discuss how you considered the revenue recognition criteria in ASC 605-10-S99-1 for each revenue source.

In response to this comment, the Company has added more information to the revenue recognition policy for both third party revenue and related party revenue to clearly describe our policy for each source of revenue including the basis for presenting related party revenues on a net versus gross basis.

Note 8 – Significant Transactions with Related Parties, page F-9

13. We note your disclosure on page F-10 that you make related party sales through your related party manufacturer, Gone Retro, on its e-commerce site. We further note on page F-7 that the Company does not currently hold any inventory. Please expand your related party disclosures to provide all information required by ASC 850-10-50-1, as related to your related party manufacturer, to include the following information at a minimum:

A. The nature of the relationship(s) involved with respect to the manufacture of inventory and your purchases of inventory from this related party. Also tell us why you did not hold any inventory at fiscal year-end.

In response to this comment, the Company has added more information to clarify the relationships involved with respect to the manufacturer of the inventory and our purchases of inventory from the related party.

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b. The dollar amounts of transactions and any amounts due from or to this related party.

In response to this comment, the Company confirms there were no amounts due to or from our related party Gone Retro, amounts are settled in real time. Funds owed to the Company from Gone Retro are settled through director remuneration as presented in Note 8 - Total compensation paid to the director was $26,771 for the year ended December 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

14. We note your list of “business goals and milestones” on page 35. Please revise this section to add more detail to your plan of operations over the next 3 months, 6 months, 9 months and 12 months. Your revisions should clarify the priority in which you will seek to accomplish each milestone.

In response to this comment, the Company has added more information to the plan of operation over the next 3 months, 6 months, 9 months and 12 months.

15. Please revise to clearly explain the relevant operations where you reference “our printing business” on page 35.

In response to this comment, the Company revised the disclosure to state “manufacturing” instead of “printing.”

Certain Relationships, page 45

16. Please revise to identify and address the terms of the various agreements, understandings or arrangements through which Gone Retro or other affiliates provide services, clothing or other items for your business. For example, it appears you and Gone Retro share an office. It also appears that Gone Retro sources or manufactures non-“retro” clothing for you to sell. Please revise accordingly.

In response to this comment, the Company expanded its related party disclosures to describe the arrangements with Gone Retro.

Exhibits

17. It appears you will be using a subscription agreement in this offering. Please file a form of the agreement as an exhibit to the registration statement with your next amendment.

In response to this comment, the Company included a Form of Subscription Agreement as Exhibit 99.1 to the registration statement.

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In addition, enclosed herewith please an acknowledgement letter from the Company.

Sincerely,

/s/ Jason Draper
Jason Draper

Enclosures:

Acknowledgment by the Company

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Broke Out Inc.

83 High Street, Stony Stratford

Milton Keynes

United Kingdom, MK11 1AT

Via EDGAR

April 7, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Re:	Broke Out Inc.
Registration Statement on Form S-1
Filed February 27, 2015
File No. 333-202337

Dear John Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 26, 2015 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Broke Out Inc.

/s/ Jason Draper
By:	Jason Draper
Chief Executive Officer